Exhibit 4.1
FORM OF LETTER SENT TO LIMITED PARTNERS
CONFIRMING THEIR INVESTMENT

<<Adate>>
«Iname»
«ADDR1»
«ADDR2»
«CSZ»

Re:	LEAF Equipment Finance Fund 4, L.P. (“LEAF 4”) Account «FUND»-«ACCT» (“LEAF 4”)
Dear «Salut»:
We would like to welcome you as a Limited Partner in LEAF 4. Thank you for your investment. Enclosed is an additional copy of the prospectus, dated                     , and the fully executed subscription agreement for your records. Please review the information below to ensure that our records of your investment are accurate.

Account No:	«Fund»-«Acct»
Please note your new account number above and refer to it on all correspondence with our office.
Admittance:	«adate»
Investment:	$«Dollar»
Units:	«units»
Name: Ownership:	«Iname» «Actyp»
Tax I.D. No.:	«TAXID»
Distributions:	«Dist» «ac»
Invest LEAF I, II and/or III Distributions:
(For investors in LEAF’s prior programs; not available for residents of MA, MN, or OH)
Per your instructions, your cash distributions from LEAF 4 will be sent to the designee stated on your subscription agreement. If you selected to reinvest in additional units during the offering period then your cash distributions will be applied to purchase additional LEAF 4 units, or fractions thereof, to the extent available, at the reduced distribution investment unit price.
If you are an investor in one of LEAF’s prior programs and selected to invest your cash distributions from a prior program into LEAF 4 during its offering period (not available to residents of MA, MN or OH), then your cash distributions will be applied to purchase LEAF 4 units, or fractions thereof, to the extent available, at the reduced distribution investment unit price.
If you have questions or need additional information, please contact us at 1-866-323-0241 or contact your registered representative.
Very truly yours,
Miles Herman
President & COO
Enclosures: LEAF 4 prospectus and subscription agreement

cc:	«Bname»/«Rname» «cc»